

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 24, 2017

<u>Via E-mail</u>
Ian P. Cleminson
Chief Financial Officer
Innospec Inc.
Oil Sites Road, Ellesmere Port
Cheshire, CH65 4EY, UK

   Re: **Innospec Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2015
      Filed February 17, 2016
      File No. 1-13879

Dear Mr. Cleminson:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Terence O'Brien

           Terence O'Brien
           Accounting Branch Chief

           Office of Manufacturing and Construction